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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2008

                               TRINITY BIOTECH PLC
                              (Name of Registrant)

                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland

                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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                               TRINITY BIOTECH PLC

6-K Item

         We hereby supplement our Report on Form 6-K dated October 7, 2008. As reported, Mr. Brendan Farrell, on October 6, 2008, resigned with immediate effect as CEO of the registrant. In addition, at the same time, Mr. Farrell also resigned from his position as director of the registrant.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRINITY BIOTECH PLC
                                            -------------------
                                                (Registrant)


                                            By: /s/Kevin Tansley
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                                                Kevin Tansley
                                                Chief Financial Officer


Date:  October 28, 2008